Exhibit 21.1

List of Subsidiaries of MiNK Therapeutics, Inc.

Name of Subsidiary	Jurisdiction of Organization

AgenTus Therapeutics Limited	England and Wales
AgenTus Therapeutics SA	Belgium
AgenTus Therapeutics HK Limited	Hong Kong